Exhibit (a)(23)


                                                          November 25, 1998

Not for release, publication or distribution in or into Canada, Australia or Japan.

                      MARSH & McLENNAN COMPANIES, INC.

                          RECOMMENDED CASH OFFERS

                                    FOR

                             SEDGWICK GROUP PLC

              Commencement of compulsory acquisition procedure

Marsh & McLennan Companies, Inc. today announced that it has acquired or agreed to acquire 94.8per cent of the Sedgwick Shares (including Sedgwick Shares represented by Sedgwick ADSs) to which the Ordinary Offer relates.

Accordingly, Marsh & McLennan has today issued notices to those Sedgwick Shareholders who have not already accepted the Ordinary Offer, informing them that it intends to exercise its rights under section 429 of the United Kingdom Companies Act to acquire compulsorily all their Sedgwick Shares (including those represented by Sedgwick ADSs).

The Offers will remain open for acceptance until further notice. At least 14 calendar days' notice in writing will be given before the Ordinary Offer or the Convertible Offer are closed.

Marsh & McLennan intends to request the London Stock Exchange and the New York Stock Exchange to de-list the Sedgwick Securities as soon as practicable.

Sedgwick Group plc is the London-based holding company of one of the world's leading insurance, reinsurance and consulting groups. This group provides insurance and reinsurance broking services, risk consulting, employee benefits consulting and related financial services from more than 290 offices in 70 countries.

Marsh & McLennan Companies is a professional services firm providing risk and insurance services, investment management and consulting. More than 50,000 employees worldwide provide analysis, advice and transactional capabilities to clients in over 100 countries. Marsh & McLennan Companies' stock (ticker symbol: MMC) is listed on the New York, Chicago, Pacific and London stock exchanges. Its Web site address is www.marshmac.com.


Contact:

Marsh & McLennan              +1 212 345 5585
Barbara Perlmutter

Kekst & Company               +1 212 521 4800
Jim Fingeroth
Michael Freitag

Brunswick                     +44 171 404 5959
Alison Hogan

Sedgwick                      +44 171 377 3456
Julia Fish

J.P. Morgan, Donaldson, Lufkin & Jenrette and Cazenove, which are regulated in the United Kingdom by the Securities and Futures Authority Limited, are acting for Marsh & McLennan and for no one else in connection with the Offers and will not be responsible to anyone other than Marsh & McLennan for providing the protections afforded to their respective customers nor for giving advice in relation to the Offers.

The Offers are not being made, directly or indirectly, in or into, Canada, Australia or Japan. Accordingly, neither copies of this announcement nor any related offering documents are to be mailed or otherwise distributed or sent in or into Canada, Australia or Japan.

Terms defined in the offer document dated September 4, 1998 have the same meaning in this announcement unless the context requires otherwise.